                                Exhibit (a)(7)


Disclosure on pages 58-63 of the Annual Report on Form 10-K, filed by the Company on April 28, 1998

     Employment Agreement Among Pathmark, SMG-II and James L. Donald. On October 8, 1996 (the "Effective Date"), Pathmark and SMG-II entered into an employment agreement with Mr. James L. Donald (the "Donald Agreement") pursuant to which Mr. Donald was elected Chairman, President and Chief Executive Officer for a term of five years. The Donald Agreement provides Mr. Donald with an initial annual base salary of $600,000 and provides that he shall participate in the Pathmark Executive Incentive Plan, under which Mr. Donald may earn an annual bonus of up to 125% of his annual salary based on performance targets that are set by the Board. For the first full fiscal year during the term of the Donald Agreement, Mr. Donald shall receive a minimum annual bonus of $425,000. Furthermore, under the Donald Agreement, Mr. Donald is guarantied an annual bonus for each of the second, third and fourth full fiscal years of the term of at least 25% of his base salary. The Donald Agreement provides Mr. Donald with the right to defer up to 50% of his annual bonus and salary, which shall be held in a grantor trust established by Pathmark. During the term of the Donald Agreement, in addition to the base salary, bonus eligibility and other customary annual benefits and perquisites that Pathmark generally provides to its executive officers, Pathmark will provide Mr. Donald with a company car and term life insurance in the amount of $4.5 million during the first year and $3.2 million thereafter. Pathmark also reimbursed Mr. Donald for the legal expenses incurred by him in the negotiation of the Donald Agreement. Mr. Donald also received a one-time signing bonus of $1 million, which is being amortized over the term of the Donald Agreement.

     Furthermore, Mr. Donald received an equity package (the "Equity Strip"), consisting of 8,520 restricted shares of a new series of SMG-II Preferred Stock with a stated value of $200 per share and 19,851 restricted shares of SMG-II Class A Common Stock, the terms of which are set forth in the stock award agreement (the "Stock Award Agreement"). The Equity Strip, which as of the Effective Date was valued by the Company at $3.4 million based upon an independent appraisal, will vest in its entirety upon the occurrence of an Employment-Related Event, as defined in the Stock Award Agreement, and will be forfeited in its entirety upon the occurrence of a Termination Event, as defined in the Donald Agreement. The valuation of $3.4 million is being amortized by the Company over the term of the Donald Agreement. The Preferred Stock ranks pari passu with the existing SMG-II convertible preferred stock and will accrue dividends at a rate of 10% per annum. The Preferred Stock will be convertible into Common Stock on a one-for-one basis. As of the Effective Date, the Preferred Stock had accumulated dividends of approximately $122 per share.

     In addition, Mr. Donald received a stock option (the "Option") to purchase an aggregate of 100,000 shares of SMG-II Class A Common Stock. The Option consists of component A ("Option Component A") covering 50,000 shares of SMG-II Class A Common
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                                       2

Stock and component B ("Option Component B") covering the remaining 50,000 shares of SMG-II Class A Common Stock. Any terms used herein not otherwise defined shall have the meanings assigned to them in the Donald Agreement. Option Component A shall have an initial per share exercise price of $100 per share. The per share exercise price of Option Component A will increase to $125 per share on the first day of the Fiscal Year beginning in calendar year 2000 ("Fiscal Year 2000") and to $150 per share on the first day of the Fiscal Year beginning in calendar year 2001 ("Fiscal Year 2001"). Option Component B will have an initial per share exercise price of $100 per share. The per share exercise price of Option Component B will increase to $150 per share on the first day of the Fiscal Year beginning in calendar year 1999; to $250 per share on the first day of Fiscal Year 2000; and to $350 per share on the first day of Fiscal Year 2001. The Option will expire on the fifth anniversary of the Effective Date to the extent not previously exercised (the "Expiration Date"); provided, however, that the Expiration Date for the portion of Option Component A and Option Component B which is vested (as explained below) immediately prior to such Expiration Date will be extended until the seventh anniversary of the Effective Date if such vested portion of Option Component A and Option Component B, as the case may be, has not become exercisable by such initial Expiration Date. During the period of such extension, the per share exercise price of Option Component A and Option Component B, as the case may be (to the extent not previously exercised), will increase at the end of each month during such extension period at an annual rate of 10%. Mr. Donald will vest in 25% of Option Component A and in 25% of Option Component B on the Effective Date and on each of the first through third anniversaries of the Effective Date, provided that the Optionee is in the employ of Pathmark on each such date. Upon the occurrence of a Minimum IPO (as defined below) while the Optionee is in the employ of the Company, the entire Option shall immediately and fully vest. In addition, the Option will immediately and fully vest upon the occurrence of a Change in Control (as defined below) occurring prior to a Termination Event (as defined below). If Mr. Donald's employment with the Company should end as a result of a Termination Event, then, as of the applicable date of termination, the entire Option (whether or not then vested) will be immediately and irrevocably forfeited.

     Except for purposes of tag-along rights under Article V of the Stockholders Agreement and the piggyback rights under Article VI of the Stockholders Agreement, the Option shall not be exercisable (even though the Option or a portion thereof is vested) unless and until it becomes exercisable in accordance with the following provisions:

     (i) The Exercisable Percentage (as defined below) of each component of the Option will become exercisable if the ML Investors (as defined in the Stockholders Agreement) have a Realization Event (as defined below) in respect of the Common Stock at a per share price in excess of the amounts (the "Target Prices") set forth below:
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                                      3

               Period of Time               Target Price per  Target Price per
                                            Share/Option      Share/Option
                                            Component A       Component B
                                            ------------------------------------

               Prior to 2/1/00                  $ 100             $ 150

               2/1/00 to 1/31/01                $ 125             $ 250

               2/1/01 and after                 $ 150             $ 350

     (ii) Notwithstanding the above, if the ML Investors have a Realization Event for more than 15% of the shares of Common Stock beneficially owned by them on the date of grant and Option at a per share price in excess of the Target Price described above applicable to the date when such Realization Event occurs, then the components of the Option for which such Target Prices have been achieved shall become immediately vested and exercisable and the exercise price shall not thereafter increase.

     In the event that Mr. Donald becomes entitled to any tag-along rights under
Section 5.6 or registration rights under Section 6.2 of the Stockholders Agreement, he will be permitted to exercise his sale or transfer rights with respect to the portion of the Option for which the Target Price has been met. For purposes of Section 5.6(b) of the Stockholders Agreement, 100% of the portion of the Option for which the Target Amount has been realized will be considered exercisable in order to determine the number of shares to be included under Section 5.6(b) of the Stockholders Agreement. If, prior to the Expiration Date, the Board determines that it is necessary or desirable to list, register or qualify the shares of Common Stock subject to the Option, and if such listing, registration or qualification is delayed beyond the Expiration Date, the vested and exercisable portion of the Option will remain exercisable until 30 days after such listing, registration, or qualification is accomplished.

     Pursuant to the Donald Agreement, Pathmark lent Mr. Donald $4.5 million (the "Loan") evidenced by 16 separate promissory notes. Under the terms of each note, if Mr. Donald is in full employment of the Company on a quarterly anniversary of the Effective Date, Mr. Donald's obligation to pay such note maturing on such date will be forgiven as to principal, but not any then accrued and unpaid interest. In the event his employment ends at any time during the term of the Donald Agreement prior to a Change in Control as a result of a Termination Event, each note will become immediately due and payable as to all outstanding principal and all accrued and unpaid interest. These notes bear interest at an effective rate of 6%. The Loan is on a full recourse basis and secured by the Equity Strip, the Option and any shares acquired upon exercise of the Option.
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                                       4

     In the event of Mr. Donald's Involuntary Termination, Pathmark will pay him
(w) the full amount of any accrued but unpaid base salary, plus a cash payment (calculated on the basis of the base salary then in effect) for all unused vacation time which Mr. Donald may have accrued as of the date of Involuntary Termination; (x) the amount of any earned but unpaid Annual Bonus for any Fiscal Year of Pathmark ended on or prior to the date of Involuntary Termination; (y) any unpaid reimbursement for business expenses; and (z) a severance amount equal to four times Mr. Donald's annual rate of salary, based upon the annual rate then in effect immediately prior to the date of termination, payable in monthly installments over 24 months. In addition, in the event of an Involuntary Termination, Mr. Donald and his eligible dependents shall continue to be eligible to participate in the medical, dental, health and life insurance plans applicable to Mr. Donald immediately prior to the Involuntary Termination on the same terms and conditions in effect immediately prior to such Involuntary Termination until the earliest to occur of (i) the end of the 24-month period after the date of termination, (ii) the date Mr. Donald becomes eligible to be covered under the benefit plans of a subsequent employer and (iii) the date Mr. Donald breaches any of the protective covenants described below. Furthermore, in the event of an Involuntary Termination, the Equity Strip will automatically and without the need for further action or consent by Pathmark become fully vested in the manner provided by the Stock Award Agreement, and the Option will continue to remain outstanding to the extent provided by the Option Agreement. All notes not previously delivered to Mr. Donald will automatically and without the need for further action or consent by Pathmark be delivered by the escrow agent to Mr. Donald marked "Paid in Full" upon payment by Mr. Donald of any then accrued but unpaid interest on the Loan. During the 30-day period beginning 6 months after a Change in Control, Mr. Donald shall be eligible to resign from Pathmark for no stated reason and receive all the amounts listed in clauses (w),
(x), (y) and (z) above. Any such resignation in such 30-day period following a Change in Control shall be treated as an Involuntary Termination for all purposes of this Agreement.

     In the event Mr. Donald's employment ends at any time during the term as a result of a Termination Event, Pathmark shall pay him only the amounts described in clauses (w), (x) and (y) above, and Mr. Donald will immediately forfeit the Equity Strip and the Option. In addition, each note will become immediately due and payable as to all outstanding principal and all accrued and unpaid interest if Mr. Donald's employment ends prior to a Change in Control as a result of a Termination Event.

     Although, in the event of an Involuntary Termination, Mr. Donald has no duty to mitigate the severance amount by seeking new employment, any severance amount payable during the second year of the severance period shall be reduced by any compensation or benefits Mr. Donald earns in connection with any employment by another employer.

     The Donald Agreement includes protective covenants that prohibit Mr. Donald from engaging (i) in any activity in competition with Pathmark, or any parent or subsidiary thereof
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                                       5

or (ii) in soliciting employees or customers of Pathmark, or any parent or subsidiary thereof, during his term of employment and up to two years thereafter. The Donald Agreement also includes a confidentiality clause which prohibits Mr. Donald from disclosing any confidential information regarding Pathmark.

     The following definitions apply to the terms of the Donald Agreement:

          "Cause" means the termination of Mr. Donald's employment with Pathmark because of (i) his willful and repeated failure (other than by reason of incapacity due to physical or mental illness) to perform the material duties of his employment after notice from Pathmark of such failure and his inability or unwillingness to correct such failure within 30 days of such notice, (ii) his conviction of a felony or plea of no contest to a felony or (iii) perpetration by Mr. Donald of a material dishonest act or fraud against Pathmark or any parent or subsidiary thereof; provided, however, that, before Pathmark may terminate Mr. Donald for Cause, the Board shall deliver to him a written notice of Pathmark's intent to terminate him for Cause, including the reasons for such termination, and Pathmark must provide him an opportunity to meet once with the Board prior to such termination.

          "Change in Control" means the acquisition by a person (other than a person or group of persons that beneficially owns an equity interest in SMG-II or Pathmark on the Effective Date or any person controlled thereby) of more than 50% control of the voting securities of SMG-II as a result of a sale of voting securities after the Effective Date by the persons who, on the Effective Date, have a beneficial interest in such voting securities, but shall not include any change in the ownership of Pathmark or SMG-II resulting from a public offering.

          "Common Stock" means SMG-II Class A Common Stock, par value $0.01 per share.

          "Exercisable Percentage" means (i) in connection with a Third Party
     Sale, the   percentage of the shares of Common Stock subject to the Option that Mr. Donald is entitled to sell pursuant to the exercise of his "tag-along" rights under the Stockholders Agreement and (ii) in connection with a Public Offering, the percentage of the shares of Common Stock then beneficially owned by the ML Investors (as defined in the Stockholders Agreement) which are sold in the Public Offering.

          "Good Reason" means Mr. Donald's resignation because of (i) the failure of Pathmark to pay any material amount of compensation to Mr. Donald when due, (ii) a material adverse reduction or material adverse diminution in Mr. Donald's titles, duties, positions or responsibilities with Pathmark, including, but not limited to, failure by Pathmark to elect Mr. Donald to the office of Chief Executive Officer, or (iii) any other material breach by Pathmark of the Donald Agreement. In order to assert Good
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                                       6

     Reason, Mr. Donald must provide written notification of his intention to resign within 30 business days after he knows or has reason to know of the occurrence of any such event. After Mr. Donald provides such written notice to Pathmark, Pathmark shall have 15 days from the date of receipt of such notice to effect a cure of the condition constituting Good Reason.

          "Involuntary Termination" means (i) the termination of Mr. Donald's employment by Pathmark other than for Cause or disability or (ii) Mr. Donald's resignation of employment with Pathmark for Good Reason.

          "Minimum IPO" means a Public Offering of the Common Stock after the
     Date   of Grant at the conclusion of which the aggregate price for all shares of Common Stock having been sold to the public in such Public Offering, plus the aggregate offering price for all shares of Common Stock sold in all prior Public Offerings of Common Stock occurring after the date that Mr. Donald is granted any Option, exceeds $50 million.

          "Preferred Stock" shall mean a new series of convertible preferred stock that will be issued for purposes of the Donald Agreement.

          "Public Offering" means a public offering of the Common Stock pursuant
     to an   effective registration statement under the Securities Act.

          "Realization Event" means the receipt by the ML Investors (as defined
     in the   Stockholders Agreement) of cash or property from an unrelated third party as consideration for the sale of shares of Common Stock then beneficially owned by the ML Investors. For purposes of the Donald Agreement, any property other than cash received by the ML Investors in the Realization Event shall have the value ascribed to such property by the parties to such sale.

          "Securities Act" means the Securities Act of 1933, as amended.

          "Stockholders Agreement" shall mean the Stockholders Agreement, dated as of February 4, 1991, as amended, among SMG-II and its stockholders.

          "Termination Event" shall mean Mr. Donald's resignation without Good Reason or a termination by Pathmark for Cause.

          "Third Party Sale" means a sale of Common Stock subject to Section 5.6 of the Stockholders Agreement.